August 14, 2019

Xuesong Song
Chairman and Chief Executive Officer
Luokung Technology Corp.
LAB 32, SOHO 3Q, No 9, Guanghua Road
Chaoyang District
People's Republic of China, 100020

       Re: Luokung Technology Corp.
           Registration Statement on Form F-3
           Filed August 8, 2019
           File No. 333-233108

Dear Mr. Song:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    William Haddad, Esq.